Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "COMMUNITY MUSICIAN, INC.",

FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D.

2022, AT 9:38 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



6811136 8100
SR# 20223319439

Authentication: 204234407
Date: 08-24-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:38 AM 08/22/2022
FILED 09:38 AM 08/22/2022
SR 20223319439 - File Number 6811136

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COMMUNITY MUSICIAN, INC.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the "**DGCL**"), do execute this Certificate of Incorporation and do hereby certify as follows:

ARTICLE I

The name of the corporation is Community Musician, Inc. (the "**Corporation**").

ARTICLE II

The address of the corporation's registered office is 919 North Market Street, Suite 950, New Castle County, Wilmington, DE, 19801 and the name of the corporation's registered agent at such address is InCorp Services, Inc.

ARTICLE III

The purpose or purposes for which the corporation is organized shall be and include the transaction of any or all lawful business for which corporations may be incorporated under the DGCL.

ARTICLE IV

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Two Hundred and Ten Million (210,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock (the "**Common Stock**"), at a par value of $0.01 per share, and Ten Million (10,000,000) shares of initially undesignated Preferred Stock (the "**Blank Check Preferred Stock**"), at a par value of $0.01 per share.

No holder of any shares of any class of stock of the Corporation now or hereafter authorized shall have any pre-emptive right or be entitled as a matter of right as such holder to purchase, subscribe for or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized or any securities convertible into or exchangeable for any such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire any such shares, whether such shares, securities, warrants or other instruments are now or hereafter authorized or issued and thereafter acquired by the Corporation.

A description of the different classes of stock of the Corporation and the manner of determining the designations and number of series of Preferred Stock and the relative voting, dividend, liquidation and other rights, preferences and limitations of each such series are as follows:

(a) Blank Check Preferred Stock. The Blank Check Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions

granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable law.

1) Series A Voting Preferred Stock – Designation

    i)   The Corporation hereby designates a class of Preferred Stock to be called the Series A Voting Preferred Stock (the "**Series A Voting Preferred Stock**"). The total number of shares of Series A Voting Preferred Stock which the Corporation shall have the authority to issue is one (1) share.

    ii)   The holder of the Series A Voting Preferred Stock shall have no rights with respect to dividends, liquidation preferences, conversion of the Series A Voting Preferred Stock in the Corporation.

    iii)   The holder of Series A Voting Preferred Stock shall have the right to the number of votes that 100,000,000 shares of Common Stock are entitled to cast on all matters submitted to, or required to be submitted to a vote by shareholders, at the record date for the determination of shareholders entitled to vote or consent on such matter, or, if no such record date is established, at the date on which notice of the meeting of shareholders at which the vote is to be taken is mailed. Fractional votes will not be permitted, but will be rounded up or down to the nearest whole number with one-half being rounded up based on the aggregate number of shares of Series A Voting Preferred Stock held.

(b)   Common Stock. The Common Stock shall be subject to the prior rights of the holders of the Preferred Stock as set forth above.

At every meeting of the stockholders, every holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in his name on the books of the corporation.

Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends, but only when and as declared by the Board of Directors.

In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Common Stock, and of any class or series of stock entitled to participate therewith, in whole or part, as to distributions of assets, shall be entitled to receive the remaining assets of the Corporation available for distribution, in cash or in kind.

Each share of Common Stock shall have the same relative rights as and be identical in all respects with all the other shares of Common Stock.

ARTICLE V

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation or exclusion of the powers conferred by statute:

(a)   The Corporation may amend, alter, change or repeal any provisions contained in this Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, subject to any agreements among its stockholders. The Board of Directors shall have the power, concurrent with the power of the stockholders, to make, alter, amend and repeal the By-Laws of the Corporation. Any By-Laws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders.

(b)   Board of Directors

1) Number, Term of Office, Classification - The business and affairs of the Corporation shall be managed by the Board of Directors. The number of directors (exclusive of directors, if any, elected by the holders of one or more series of Preferred Stock, which may at any time be outstanding, voting separately as a class) shall be the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors.

2) Vacancy, Removal, Nomination - Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directorship to be filled by reason of an increase in the number of directors and any other vacancy on the Board of Directors, however caused, may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director so elected to fill a vacancy shall hold office until his or her successor shall have been elected and qualified.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Blank Check Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation and the resolution or resolutions adopted by the Board of Directors pursuant to Article IV applicable thereto. During the terms of office of such directors, the Board of Directors shall consist of such directors in addition to the number of directors determined as provided in subparagraph 1) of this paragraph (b).

The By-Laws may prescribe the number of directors necessary to constitute a quorum and such number may be less than a majority of the total number of directors, but shall not be less than one-third of the total number of directors.

ARTICLE VI

(a)   Each person who at any time is or was an officer or director of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is an officer or director of the Corporation or serves or served at the request of the Corporation as an officer, director, employee, member, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding to the full extent permitted by the DGCL.

(b)   The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, member, employee, trustee or agent and shall inure to the benefit of heirs, executors and administrators of such person.

(c)   The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, member, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI or of the DGCL.

ARTICLE VII

No person who is or was a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director unless, and only to the extent that, such director is liable (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment to, repeal or adoption of any provision of this Certificate of Incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision.

IN WITNESS WHEREOF, I have signed this Certificate of Incorporation this 19th day of August, 2022.



Scott Arey, Chairman



State of Delaware
Secretary of State
Division of Corporations
Delivered 04:33 PM 03/22/2018
FILED 04:33 PM 03/22/2018
SR 20182122849 - File Number 6811136

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Community Musician C Corp.

2. The Registered Office of the corporation in the State of Delaware is located at 919 North Market Street, Suite 950 (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is InCorp Services, Inc..

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1,500 shares (number of authorized shares) with a par value of $ 0.010000 per share.

5. The name and mailing address of the incorporator are as follows:

Name Mia Conner
Mailing Address 3773 Howard Hughes Pkwy. · Suite 500S
Las Vegas NV Zip Code 89169-6014

By: ______________________
Incorporator

Name: Mia Conner
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